[Sequoia Residential Funding, Inc. Letterhead]

February 27, 2013

Michelle Stasny, Esq.

Special Counsel

Division of Corporation Finance

Office of Structured Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	Sequoia Mortgage Trust 2010-H1

Sequoia Mortgage Trust 2011-1

Sequoia Mortgage Trust 2011-2

Forms 10-K for the Fiscal Year Ended December 31, 2011

Filed March 29, 2012 (collectively, the “Filing”)

File No. 333-159791-02, 333-159791-03, 333-159791-04

Dear Ms. Stasny:

The Registrant hereby requests an extension of one more week to file its response to Staff’s second comment letter dated January 16, 2013 (the “Staff Letter”). Staff’s comments concern third parties who acted as servicers on the transactions referenced above. The Registrant has contacted such third parties and is eliciting information from them in order to prepare responses to Staff’s comments. Additional response time is required, however, for such third parties to finalize the information they need to provide to us.

The Registrant anticipates it will submit its response to the Staff Letter on or before Friday, March 8, 2013. This timing will still permit the Registrant to include all disclosure enhancements and comply with all undertakings contemplated in the Registrant’s response in the Form 10-K of all Registrant’s reporting entities for the year ended December 31, 2012.

Please call our counsel, Phillip R. Pollock, at (415) 772-9679 should you have any questions or should you need any other information in regards to this matter.

Very truly yours,

/s/ John H. Isbrandtsen

John H. Isbrandtsen

Chief Executive Officer